VE
1-14-04

**A14 1/13/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03052792

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
DEC 31 2003

SEC FILE NUMBER
8-36747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TD Securities (USA) Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Stroud **(212) 827-7508**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Tripodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TD Securities (USA) Inc., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

ELIZABETH L. FERANDO
Notary Public, State of New York
No. 31-4982997
Qualified in New York County
Commission Expires June 17, 2001

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Securities (USA) Inc.

Year ended October 31, 2003

TD Securities (USA) Inc.

Consolidated Statement of Financial Condition

Year ended October 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Shareholder and Board of Directors
TD Securities (USA) Inc.

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) Inc. (the "Company") as of October 31, 2003. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of TD Securities (USA) Inc. at October 31, 2003 in conformity with accounting principles generally accepted in the United States.



December 5, 2003

TD Securities (USA) Inc.

Consolidated Statement of Financial Condition

October 31, 2003
($ in thousands)

Assets	
Cash	$ 8,326
Securities deposited in special reserve bank account for the exclusive benefit of customers	19,901
Receivable from brokers, dealers, and clearing organizations	548,580
Receivable from customers	4,854
Receivable from affiliates	2,974
Securities and other financial instruments owned, at fair value	461,907
Securities owned, pledged to creditors or clearing brokers, at fair value	2,106,362
Securities purchased under agreements to resell	1,858,831
Securities borrowed	1,120,539
Time deposits	5,357
Fixed assets (net of accumulated depreciation of $16,034)	3,455
Deferred tax assets	28,111
Other assets	14,793
Total assets	$ 6,183,990
Liabilities and stockholder's equity	
Bank loan payable to parent	$ 1,250,000
Payable to brokers, dealers, and clearing organizations	104,601
Payable to customers	87,724
Securities sold under agreements to repurchase	2,924,456
Securities sold, but not yet purchased, at market	438,798
Taxes payable	11,427
Accrued expenses and other liabilities	111,666
Total liabilities	4,928,672
Liabilities subordinated to claims of general creditors	1,085,000
Stockolder's Equity	
Common stock ($.01 par value; 1,000 shares authorized; 500 shares issued and outstanding)	–
Paid-in capital	102,877
Retained earnings	67,441
Total stockholder's equity	170,318
Total liabilities and stockholder's equity	$ 6,183,990

See accompanying notes.

TD Securities (USA) Inc.

Notes to Consolidated Financial Statements

October 31, 2003

1. Organization and Basis of Presentation

TD Securities (USA) Inc. ("TDSI") is a wholly-owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc. (the "Parent"), which is a wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The consolidated financial statements include the accounts of TDSI and its wholly owned subsidiary, TD Professional Execution, Inc. ("TDPE", collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

TDSI operates as a broker-dealer in U.S. and Canadian Government debt, corporate debt, equity and money market securities. TDSI also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSI is registered with the National Association of Securities Dealers, Inc. ("NASD").

National Investor Services Corp., Inc., Morgan Stanley & Co., Goldman Sachs and Co. and Deutsche Bank, all U.S. broker-dealers, act as clearing agents for the majority of TDSI's trading activities. Additionally, TDSI clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the NASD.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the Consolidated Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2003, the Company obtained and had available securities with a fair value of approximately $5.8 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the Consolidated Statement of Financial Condition, such amounts are reported net of approximately $2.8 billion of principal balances pursuant to legally enforceable master netting agreements

Securities-Lending Activities

Securities borrowed are carried at the amount of cash collateral advanced plus accrued interest. It is the Company's policy to value the securities borrowed on a daily basis, and to obtain appropriate collateral as necessary to ensure such transactions are adequately collateralized.

Securities Transactions

Securities and other financial instruments transactions, including transactions in derivative securities, and non-marketable securities such as Collaterized Debt Obligations ("CDO's") as well as related revenues and expenses are recorded on a trade date basis and carried at fair value on the Consolidated Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

2. Summary of Significant Accounting Policies (continued)

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

Time deposits represent Federal funds sold on an overnight basis.

Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of three to five years.

3. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2003, consist of the following at fair value:

	Owned	Sold, but Not Yet Purchased
	($ in thousands)	
U.S. and Canadian Government Bonds	$ 94,846	$ 94,806
U.S. and Canadian Corporate and Convertible Bonds	1,300,878	8,645
U.S. Common and Preferred Shares	1,167,327	326,573
Exchange Traded Equity Options	21,455	8,774
Over the Counter Derivative Contracts	3,664	–
	$ 2,588,170	$ 438,798

3. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

CDO's owned by the Company of approximately $121.0 million at October 31, 2003 are included in "U.S. and Canadian Corporate and Convertible Bonds" in the above table.

Over the counter derivative contracts primarily consist of credit defaults swaps which TDSI has entered into to hedge its credit exposure in certain proprietary convertible debt positions. The counterparty for these transactions is the Bank.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2003 consist of:

	Receivable	Payable
	($ in thousands)	
Securities failed-to-deliver/receive	$ 194,745	$ 55,074
Receivable from/payable to clearing brokers	353,835	49,527
	$ 548,580	$ 104,601

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

5. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2003, the balances in these bank accounts totaled approximately $3.8 million.

5. Related Party Transactions (continued)

In the normal course of business, the Company trades securities with the Bank and its affiliates. As of October 31, 2003, receivable from customers includes approximately $4.9 million due from the Bank and payable to customers includes approximately $83.7 million owed to the Bank related to such trading activity.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. In connection with such asset management and loan origination and syndication activities, the Company had accrued approximately $2.9 million of commission and fees which are reflected as receivable from affiliates on the Consolidated Statement of Financial Condition.

The Company sold securities under agreements to repurchase to the Bank and purchased other securities under agreements to resell from the Bank. At October 31, 2003, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $2,637.3 million and $437.1 million respectively.

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $2,654.7 million and $437.8 million respectively.

The Company has an existing $7.0 billion unsecured line of credit agreement with the Parent, of which $1.25 billion is drawn as of October 31, 2003. Loans drawn under the line of credit bear interest at current money market rates. Included in accrued expenses and other liabilities is approximately $36,000 of interest payable to the Parent related to this loan.

6. Employee Benefit Plans

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

6. Employee Benefit Plans (continued)

The Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

The following tables set forth the financial position of the Plan and the Postretirement Plan at October 31, 2003. Change in benefit obligations and Reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan. Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

	Year ended October 31, 2003	
	Pension Benefit Plan	Postretirement Benefit Plan
	($ in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 14,449	$ 5,980
Service cost	1,640	845
Interest cost	937	387
Actuarial losses (gains)	(1,403)	1,486
Plan amendments	–	–
Benefits paid	(183)	(174)
Benefit obligation at end of year	$ 15,440	$ 8,524
Change in plan assets		
Fair value of plan assets at beginning of year	$ 9,566	$ –
Actual return on plan assets	1,681	–
Company contributions	2,493	–
Benefits paid	(274)	–
Fair value of plan assets at end of year	$ 13,466	$ –

6. Employee Benefit Plans (continued)

	Year ended October 31, 2003	
	Pension Benefit Plan	Postretirement Benefit Plan
	($ in thousands)	
Reconciliation of funded status		
Funded (underfunded) status of the plan	$ (5,545)	$ (7,894)
Unrecognized net actuarial (gain)/loss	1,474	2,594
Unrecognized prior service cost	214	1,409
Accrued benefit cost	$ (3,857)	$ (3,891)
Weighted-average assumptions as of October 31, 2003		
Discount rate	6.00%	6.00%
Expected return on plan assets	8.00%	–
Rate of compensation increase	4.00%	4.50%

Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

Plan assets as of October 31, 2003 and the actual return on investments during fiscal 2003 were allocated between the Company and the Bank in proportion to their projected benefit obligation as of October 31, 2003.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

For measurement purposes, a 13.0% annual rate of increase in the per capita cost of health care benefits was used The rate is assumed to decrease gradually to 5.0% for 2013-2014 and remain at that level thereafter.

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank.

7. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the NASD:

Amount	Maturity	Rate
$ 25,000,000	06/30/07	1-month LIBOR + 1/8 of 1%
75,000,000	09/30/04	1-month LIBOR + 1/8 of 1%
60,000,000	11/30/04	1-month LIBOR + 1/8 of 1%
50,000,000	07/30/05	1-month LIBOR + 1/8 of 1%
150,000,000	11/30/05	1-month LIBOR + 1/8 of 1%
225,000,000	05/31/07	1-month LIBOR + 1/8 of 1%
500,000,000	05/31/04	1-month LIBOR + 1/8 of 1%

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

Included in accrued expenses and other liabilities as of October 31, 2003 is approximately $0.3 million of interest payable to the Parent for such subordinated loans.

8. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing agreement, the Parent arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. The Company files separate state and local income tax returns.

In accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes," the Company has a deferred tax asset relating primarily to the Company's bonuses, pension plan and deferred underwriting fees. The Company recognizes the federal, state and local deferred tax benefit associated with such temporary differences as a deferred tax asset on its Consolidated Statement of Financial Condition. The Company has not recorded an associated valuation allowance.

9. Regulatory Requirements

As a registered broker-dealer and member of the NASD, TDSI is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2003, the TDSI's net capital, as defined, was approximately $547.1 million, which exceeded the minimum requirement by approximately $545.3 million. The percentage of net capital to aggregate debit items was 608%.

As of October 31, 2003, U.S. Treasury securities with a market value of approximately $19.9 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2003, TDPE's net capital, as defined, was approximately $6.6 million, which exceeded the minimum requirement by approximately $6.3 million.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount. Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net gain from principal transactions in securities on the Consolidated Statement of Operations. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or

10. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

failure of counterparties to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

11. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease that expires in the year 2006, with provision for renewal. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

11. Commitments and Contingencies (continued)

Future minimum payments under the Company's lease as of October 31, 2003 are as follows:

2004	$ 6,662,760
2005	6,662,760
2006	3,331,380
Total minimum lease payments	$16,656,900